UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 33)

Seagen Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

812578102
(CUSIP Number)

Alexandra A. Toohey Chief Financial Officer Baker Bros. Advisors LP 860 Washington Street, 3rd Floor New York, NY 10014 (212) 339-5690
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812578102	Page 2 of 12 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,985,656 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,985,656 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,985,656 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IA, PN

(1) Includes 71,887 shares of the common stock (“Common Stock”) of Seagen Inc. (the “Issuer”) underlying 71,887 options exercisable for Common Stock (“Stock Options”) and 1,503 restricted stock units solely payable in Common Stock (each, an “RSU”).

(2) Based on 186,789,367 shares of Common Stock outstanding as of February 10, 2023 as reported in the Issuer’s Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on February 15, 2023.

CUSIP No. 812578102	Page 3 of 12 Pages

1		NAMES OF REPORTING PERSONS Baker Bros. Advisors (GP) LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 46,985,656 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 46,985,656 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,985,656 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.1% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) HC, OO

(1) Includes 71,887 shares of Common Stock underlying 71,887 Stock Options and 1,503 RSUs.

(2) Based on 186,789,367 shares of Common Stock outstanding as of February 10, 2023 as reported in the Issuer’s Form 10-K filed with the SEC on February 15, 2023.

CUSIP No. 812578102	Page 4 of 12 Pages

1	NAMES OF REPORTING PERSONS Julian C. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,233,644 (1)
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 47,233,644 (1)
10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,233,644 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3% (1)(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 71,887 shares of Common Stock underlying 71,887 Stock Options and 1,503 RSUs.

(2) Based on 186,789,367 shares of Common Stock outstanding as of February 10, 2023 as reported in the Issuer’s Form 10-K filed with the SEC on February 15, 2023.

CUSIP No. 812578102	Page 5 of 12 Pages

1		NAMES OF REPORTING PERSONS Felix J. Baker
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 47,233,651 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 47,233,651 (1)
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 47,233,651 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.3% (1)(2)
14		TYPE OF REPORTING PERSON (See Instructions) IN, HC

(1) Includes 71,887 shares of Common Stock underlying 71,887 Stock Options and 1,503 RSUs.

(2) Based on 186,789,367 shares of Common Stock outstanding as of February 10, 2023 as reported in the Issuer’s Form 10-K filed with the SEC on February 15, 2023.

CUSIP No. 812578102	Page 6 of 12 Pages

1		NAMES OF REPORTING PERSONS FBB2, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 18,243
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 18,243
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,243
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%, based on 186,789,367 shares of Common Stock outstanding as of February 10, 2023 as reported in the Issuer’s Form 10-K filed with the SEC on February 15, 2023.

CUSIP No. 812578102	Page 7 of 12 Pages

1		NAMES OF REPORTING PERSONS FBB3 LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 48,012
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 48,012
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 48,012
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1) The percentage of ownership is less than 0.1%, based on 186,789,367 shares of Common Stock outstanding as of February 10, 2023 as reported in the Issuer’s Form 10-K filed with the SEC on February 15, 2023.

 Amendment No. 33 to Schedule 13D

This Amendment No. 33 to Schedule 13D amends and supplements the statements on the previously filed Schedule 13D, as amended, filed by Baker Bros. Advisors LP (the “Adviser”), Baker Bros. Advisors (GP) LLC (the “Adviser GP”), Julian C. Baker, Felix J. Baker, FBB2, LLC (“FBB2”) and FBB3 LLC (“FBB3”) (collectively the “Reporting Persons”). Except as supplemented herein, such statements, as heretofore amended and supplemented, remain in full force and effect.

The Adviser GP is the sole general partner of the Adviser. Pursuant to management agreements, as amended, among the Adviser, Baker Brothers Life Sciences, L.P. (“Life Sciences”) and 667, L.P. (“667”, and together with Life Sciences, the “Funds”), and their respective general partners, the Funds’ respective general partners relinquished to the Adviser all discretion and authority with respect to the investment and voting power over securities held by the Funds, and thus the Adviser has complete and unlimited discretion and authority with respect to the Funds’ investments and voting power over investments.

All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D, as amended. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

Item 4. Purpose of the Transaction.

Item 4 of Amendment No. 33 is supplemented and superseded, as the case may be, as follows:

Merger Agreement

On March 12, 2023, Seagen Inc. (the “Issuer”), entered into (i) an Agreement and Plan of Merger (the “Merger Agreement”) by and among the Issuer, Pfizer Inc. (“Pfizer”) and Aris Merger Sub, Inc., a wholly owned subsidiary of Pfizer (“Merger Sub”) pursuant to which, among other things, Merger Sub will be merged with and into the Issuer (the “Merger”), with the Issuer surviving the Merger as a wholly owned subsidiary of Pfizer. On the terms and subject to the conditions set forth in the Merger Agreement, on the date and at the time at which the Merger becomes effective (the “Effective Time”), (i) all shares of Common Stock of the Issuer that are issued and outstanding immediately prior to the Effective Time (other than shares of Common Stock to be cancelled or converted as described in the Merger Agreement and any shares of Common Stock outstanding immediately prior to the Effective Time and held by a holder of shares of Common Stock who has complied with Section 262 of the General Corporation Law of the State of Delaware with respect to such shares) will be converted into the right to receive an amount in cash equal to $229.00 (the “Merger Consideration”). In addition, the Merger Agreement provides for the treatment of the Issuer’s equity awards at the Effective Time, including the following: (a) each option to purchase shares of Common Stock (each a “Stock Option”) that is outstanding as of immediately prior to the Effective Time, whether or not then vested, will be cancelled and converted into the right to receive an amount in cash equal to the product of (i) the excess, if any, of the Merger Consideration over the per-share exercise price of such Stock Option, multiplied by (ii) the number of shares of Common Stock then subject to such Stock Option, net of applicable taxes and without interest, and (b) each restricted stock unit (each an “RSU”), other than any Post-Signing Company RSU (as defined in the Merger Agreement), that is outstanding as of immediately prior to the Effective Time, whether or not then vested, will be cancelled and converted into the right to receive an amount in cash in respect thereof equal to the product of (i) the Merger Consideration, multiplied by (ii) the number of shares of Common Stock then subject to such RSU, net of applicable taxes and without interest.

Voting Agreement

In addition, on March 12, 2023, the Issuer entered into a Voting Agreement with Pfizer and the Adviser, on behalf of itself and the Funds in their respective capacities as owners of shares of Common Stock, pursuant to which and on the terms and subject to the conditions thereof, among other things, the Adviser has agreed to vote (or cause to be voted) all of the shares of Common Stock owned by the Funds as of the date of the Merger Agreement and any additional shares of Common Stock of which any such Fund acquires record or beneficial ownership after the date of the Merger Agreement (collectively, the “Covered Shares”) (i) in favor of any proposal to adopt the Merger Agreement and approve the Merger and (ii) against (A) any action or agreement that would reasonably be expected to result in any of the conditions to the Issuer’s obligations to complete the Merger not being fulfilled or result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer contained in the Merger Agreement, or of the Adviser contained in the Voting Agreement, (B) any Company Acquisition Proposal (as defined in the Merger Agreement) or (C) any agreement, transaction or other matter that is intended to, or would reasonably be expected to, impede or interfere with the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

In addition, pursuant to the Voting Agreement, until the earlier to occur of (a) the Effective Time, (b) such time as the Merger Agreement is terminated in accordance with the terms of Section 8 of the Merger Agreement, (c) the termination of the Voting Agreement by written agreement of all of the parties, (d) the date on which any amendment to the Merger Agreement is effected, or any waiver of the Issuer’s rights under the Merger Agreement is granted, in each case without the Adviser’s prior written consent, that (i) diminishes (in any amount) the Merger Consideration to be received by stockholders of the Issuer, (ii) changes the form of the Merger Consideration payable to the stockholders of the Issuer, (iii) extends the Outside Date (as defined in the Merger Agreement) beyond December 31, 2024 or (iv) imposes any additional conditions or obligations that would reasonably be expected to prevent or impede the consummation of the Merger by the Outside Date, the Adviser agreed that neither the Adviser nor any Fund shall transfer or cause or permit the transfer of any shares of Common Stock held by the Funds, other than with the prior written consent of Pfizer; provided that the Adviser and any Fund may, without the consent of Pfizer, (i) transfer shares to any controlled affiliate of the Adviser or any Fund, (ii) transfer up to 4,000,000 shares of Common Stock in connection with a pro rata distribution of shares held by 667 to its partners, (iii) transfer up to 1,400,000 shares to any charitable foundation or organization and (iv) subsequent to the date that the Company Required Vote (as defined in the Merger Agreement) is obtained, transfer up to 4,700,000 shares in any calendar year to any other person or persons; provided, further, that any transfer shall be permitted pursuant to clause (i) or (ii) above only if the transferee(s) of any such transfer agrees in writing (reasonably satisfactory to Pfizer) prior to such transfer to be bound by the terms and conditions of the Voting Agreement with respect to the applicable shares as if such transferee(s) were the Adviser.

The foregoing description of the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement, which is incorporated by reference as Exhibit 99.1 and is incorporated herein by reference.

The Funds hold securities of the Issuer for investment purposes. The Reporting Persons or their affiliates may purchase additional securities or, subject to the terms of the Voting Agreement, dispose of securities in varying amounts and at varying times depending upon the Reporting Persons’ continuing assessments of pertinent factors, including the availability of Common Stock or other securities for purchase at particular price levels, the business prospects of the Issuer, other business investment opportunities, economic conditions, stock market conditions, money market conditions, the attitudes and actions of the Board and management of the Issuer, the availability and nature of opportunities to dispose of securities of the Issuer and other plans and requirements of the particular entities. The Reporting Persons may discuss items of mutual interest with the Issuer’s management, other members of the Board and other investors, which could include items in subparagraphs (a) through (j) of Item 4 Schedule 13D.

Depending upon their assessments of the above factors, the Reporting Persons or their affiliates may change their present intentions as stated above and may assess whether to make suggestions to the management of the Issuer regarding financing, and whether to acquire additional securities of the Issuer, including shares of Common Stock (by means of open market purchases, privately negotiated purchases, exercise of some or all of the Stock Options, or vesting of RSUs) or to dispose of some or all of the securities of the Issuer, including shares of Common Stock, under their control, subject to the terms of the Voting Agreement.

Except as otherwise disclosed herein, at the present time, the Reporting Persons do not have any plans or proposals with respect to any extraordinary corporate transaction involving the Issuer including, without limitation, those matters described in subparagraphs (a) through (j) of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) and (b) Items 7 through 11 and 13 of each of the cover pages of this Amendment No. 33 are incorporated herein by reference. Set forth below is the aggregate number and percentage of shares of Common Stock directly held, as of the date hereof, by each of the following based upon 186,789,367 shares of Common Stock outstanding as of February 10, 2023, as reported in the Issuer’s Form 10-K filed with the SEC on February 15, 2023. Such percentage figures were calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

Holder	Number of Shares	Percentage of Class Outstanding
667, L.P.	3,947,262	2.1%
Baker Brothers Life Sciences, L.P.	42,825,004	22.9%

The Adviser GP, Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, and the Adviser may be deemed to be beneficial owners of securities of the Issuer directly held by the Funds.

Julian C. Baker and Felix J. Baker are also the sole managers of FBB2 and FBB3 and by policy they do not transact in or vote the securities of the Issuer held by FBB2 and FBB3.

Felix J. Baker is a Director of the Issuer. In connection with his service on the Board, Felix J. Baker holds 71,887 Stock Options, 140,000 shares of Common Stock and 1,503 RSUs received as compensation for his service on the Board or as a result of the exercise of Stock Options that were received as compensation for his service on the Board.

Felix J. Baker serves on the Board as a representative of the Funds. The policy of the Adviser to the Funds does not permit managing members of the Adviser GP or full-time employees of the Adviser to receive compensation for serving as a Director of the Issuer. Therefore, Felix J. Baker has no pecuniary interest in the Stock Options, Common Stock or RSUs. The Funds are instead entitled to the pecuniary interest in the Stock Options, Common Stock and RSUs.

The Adviser has voting and investment power over the Common Stock underlying such Stock Options, Common Stock underlying RSUs and Common Stock held by Felix Baker received as director compensation. The Adviser GP, and Felix J. Baker and Julian C. Baker as managing members of the Adviser GP, may be deemed to have the power to vote or direct the vote of and the power to dispose or direct the disposition of the Stock Options, Common Stock underlying such Stock Options, RSUs, Common stock received from the vesting of RSUs and Common Stock of the Issuer held by Felix J. Baker received as director compensation.

(c) None of the Reporting Person or their affiliates has affected any transactions in securities of the Issuer during the past 60 days.

(d) Certain securities of the Issuer are held directly by 667, a limited partnership the sole general partner of which is Baker Biotech Capital, L.P., a limited partnership the sole general partner of which is Baker Biotech Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Biotech Capital (GP), LLC.

Certain securities of the Issuer are held directly by Life Sciences, a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital, L.P., a limited partnership the sole general partner of which is Baker Brothers Life Sciences Capital (GP), LLC. Julian C. Baker and Felix J. Baker are the controlling members of Baker Brothers Life Sciences Capital (GP), LLC.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

Item 6 of this Schedule 13D is hereby supplemented and amended, as the case may be, as follows:

The disclosure in Item 4 is incorporated by reference herein.

The Voting Agreement is incorporated by reference as Exhibit 99.1 and is incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit	Description
99.1	Voting Agreement, dated March 12, 2023, by and among Seagen Inc., Pfizer Inc., and Baker Bros. Advisors LP (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on March 13, 2023).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 2023

BAKER BROS. ADVISORS LP By: Baker Bros. Advisors (GP) LLC, its general partner

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

BAKER BROS. ADVISORS (GP) LLC

By:	/s/ Scott L. Lessing
Name: Scott L. Lessing Title: President

/s/ Julian C. Baker
Julian C. Baker

/s/ Felix J. Baker
Felix J. Baker

FBB2, LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager

FBB3 LLC
By:	/s/ Julian C. Baker
Name: Julian C. Baker
Title: Manager